Exhibit 99.1

Thomson Reuters Reports Third-Quarter 2017 Results

TORONTO, November 1, 2017 – Thomson Reuters (TSX/NYSE: TRI) today reported results for the third quarter ended September 30, 2017. Based on its results for the first nine months of the year, the company reaffirmed its full year guidance (as updated in August) and expects to achieve the high end of its full-year 2017 adjusted earnings per share (EPS) guidance, which was increased last quarter to between $2.40 to $2.45.

“It is gratifying to see that the progress we have made over the last several years is continuing to pay off,” said Jim Smith, president and chief executive officer of Thomson Reuters. “And, despite lower than expected revenue growth for the quarter, margins continue to improve and our most promising growth initiatives are performing well. We will continue to manage the things within our control with the same rigor and discipline that has turned around our organization, in order to build maximum sustainable long-term profit growth. Our transformation efforts should continue to generate bottom-line growth and provide the added fuel we need to accelerate top-line growth in the future.”

Consolidated Financial Highlights - Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margin and EPS)

(unaudited)

IFRS Financial Measures(1)	2017	2016	Change	Change at Constant Currency
Revenues	$2,792	$2,744	2%
Operating profit	$467	$385	21%
Diluted EPS (includes discontinued operations)	$0.46	$0.36	28%
Cash flow from operations (includes discontinued operations)	$808	$758	7%

Non-IFRS Financial Measures(1)
Revenues	$2,792	$2,744	2%	1%
Adjusted EBITDA	$849	$814	4%	4%
Adjusted EBITDA margin	30.4%	29.7%	70bp	70bp
Adjusted EPS	$0.68	$0.54	26%	24%
Free cash flow (includes discontinued operations)	$531	$519	2%

Revenues increased 2% due to higher recurring revenues and a positive impact from foreign currency.

o	At constant currency, revenues increased 1%.

Operating profit increased 21% due to higher revenues and a gain on the sale of an investment.

o	Adjusted EBITDA increased 4% to $849 million and the margin increased 70 basis points to 30.4% from 29.7%.

Diluted EPS, which includes discontinued operations, increased 28% to $0.46 primarily due to higher operating profit, despite the loss of earnings from IP & Science following its sale in the fourth quarter of 2016. Lower interest and tax expense were offset by higher expenses from non-cash foreign currency fluctuations on intercompany loans.

o	Adjusted EPS was $0.68, an increase of 26%, or $0.14 per share primarily due to higher adjusted EBITDA, and lower interest and tax expense.

Cash flow from operations increased 7% due to higher operating profit.

o	Free cash flow increased 2% to $531 million as higher adjusted EBITDA was partly offset by higher capital expenditures.

(1)	In addition to results reported in accordance with International Financial Reporting Standards (IFRS), the company uses certain non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These and other non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the tables appended to this news release.

Thomson Reuters Reports Third-Quarter 2017 Results

The company repurchased 5.0 million shares during the third quarter at a cost of $230 million and repurchased 18.5 million shares during the first nine months of the year at a cost of $808 million under its $1.0 billion share buyback program.

Highlights by Business Unit – Three Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Three Months Ended
	September 30,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$1,542	$1,516	2%	1%	1%
Legal	843	835	1%	0%	1%
Tax & Accounting	341	323	6%	1%	5%
Corporate & Other (Reuters News)	73	73	0%	1%	-1%
Eliminations	(7)	(3)
Revenues	$2,792	$2,744	2%	1%	1%

Adjusted EBITDA
Financial & Risk	$495	$460	8%	2%	6%
Legal	338	328	3%	1%	2%
Tax & Accounting	95	87	9%	1%	8%
Corporate & Other (includes Reuters News)	(79)	(61)	n/a	n/a	n/a
Adjusted EBITDA	$849	$814	4%	0%	4%

Adjusted EBITDA Margin
Financial & Risk	32.1%	30.3%	180bp	30bp	150bp
Legal	40.1%	39.3%	80bp	10bp	70bp
Tax & Accounting	27.9%	26.9%	100bp	30bp	70bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.4%	29.7%	70bp	0bp	70bp

n/a – not applicable

Unless otherwise noted, all revenue growth comparisons by business unit in this news release are at constant currency (or exclude the impact of foreign currency) as Thomson Reuters believes this provides the best basis to measure their performance.

Financial & Risk

Revenues increased 1% to $1.5 billion. Organic revenues were unchanged and acquisitions contributed 1%.

o	Revenues by type:
•	Recurring revenues grew 1% (77% of total)
•	Transactions revenues grew 7% (15% of total) due to increased revenue from Tradeweb and contributions from acquisitions.
•	Recoveries revenues decreased 4% (8% of total).

o	Revenues by geography:
•	Revenues were up 3% in the Americas, up 2% in Asia, and decreased 1% in Europe, Middle East and Africa (EMEA).

Adjusted EBITDA increased 8% to $495 million.

o	The margin increased to 32.1% from 30.3%. In constant currency, the margin increased 150 basis points primarily due to savings from the company’s simplification initiatives, including 2016 severance charges, and higher revenues.

Net sales were positive in the quarter.

Thomson Reuters Reports Third-Quarter 2017 Results

Legal

Revenues increased 1% to $843 million.

•	Recurring revenues grew 3% (76% of total)
•	US Print revenues declined 7% (13% of total)
•	Transactions revenues declined 8% (11% of total)

Adjusted EBITDA increased 3% to $338 million.

o	The margin increased to 40.1% from 39.3%. In constant currency, the margin increased 70 basis points due to higher revenues and savings related to fourth-quarter 2016 severance charges and ongoing simplification initiatives.

Tax & Accounting

Revenues increased 5% to $341 million.

•	Recurring revenues grew 2% (87% of total)
•	Transactions revenues grew 33% (13% of total)

Adjusted EBITDA increased 9% to $95 million.

o	The margin increased to 27.9% from 26.9%. In constant currency, the margin increased 70 basis points due to higher revenues.

Corporate & Other (Including Reuters News)

Reuters News revenues were $73 million, down 1%.

Corporate & Other costs at the adjusted EBITDA level were $79 million compared to $61 million in the prior-year period. The increase was primarily due to investments relating to improving customer experience and costs related to real estate consolidation initiatives.

o	Including depreciation and amortization of software, Corporate & Other costs were $85 million compared to $77 million in the prior-year period. On this basis, the company expects full-year Corporate & Other costs will be approximately $290 million.

Consolidated Financial Highlights – Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margin and EPS) (unaudited)
IFRS Financial Measures	2017	2016	Change	Change At Constant Currency
Revenues	$8,389	$8,306	1%
Operating profit	$1,310	$1,096	20%
Diluted EPS (includes discontinued operations)	$1.13	$1.15	-2%
Cash flow from operations (includes discontinued operations)	$1,274	$1,986	-36%

Non-IFRS Financial Measures
Revenues	$8,389	$8,306	1%	2%
Adjusted EBITDA	$2,563	$2,319	11%	10%
Adjusted EBITDA margin	30.6%	27.9%	270bp	240bp
Adjusted EPS	$1.91	$1.47	30%	29%
Free cash flow (includes discontinued operations)	$526	$1,267	-58%

Thomson Reuters Reports Third-Quarter 2017 Results

Revenues increased 1% as higher recurring revenues and contributions from acquisitions were partly offset by the impact of foreign currency.

o	At constant currency, revenues increased 2%.

Operating profit increased 20% primarily due to higher revenues and lower expenses, which reflected continued simplification initiatives.

o	Adjusted EBITDA increased 11% to $2.6 billion and the margin increased to 30.6% from 27.9%, reflecting the same factors.

Diluted EPS, which includes discontinued operations, decreased 2% to $1.13 as higher operating profit and lower interest expense were more than offset by non-cash foreign currency fluctuations on intercompany loans and the loss of earnings from IP & Science following its sale.

o	Adjusted EPS was $1.91, an increase of 30%, or $0.44 per share, primarily due to higher adjusted EBITDA, as well as lower interest expense.

Cash flow from operations declined 36% primarily due to a $500 million pension plan contribution in the first quarter of 2017, $137 million of payments related to 2016 severance charges, and the loss of cash flow from IP & Science following its sale ($237 million year-on-year variance).

o	Free cash flow decreased 58% to $526 million reflecting similar factors as noted above.

Highlights by Business Unit – Nine Months Ended September 30

(Millions of U.S. dollars, except for adjusted EBITDA margins) (unaudited)

	Nine Months Ended September 30,		Change
	2017	2016	Total	Foreign Currency	Constant Currency
Revenues
Financial & Risk	$4,561	$4,549	0%	-1%	1%
Legal	2,509	2,503	0%	-1%	1%
Tax & Accounting	1,108	1,036	7%	1%	6%
Corporate & Other (Reuters News)	221	227	-3%	-1%	-2%
Eliminations	(10)	(9)
Revenues	$8,389	$8,306	1%	-1%	2%

Adjusted EBITDA
Financial & Risk	$1,435	$1,340	7%	0%	7%
Legal	965	936	3%	0%	3%
Tax & Accounting	339	283	20%	1%	19%
Corporate & Other (includes Reuters News)	(176)	(240)	n/a	n/a	n/a
Adjusted EBITDA	$2,563	$2,319	11%	1%	10%

Adjusted EBITDA Margin
Financial & Risk	31.5%	29.5%	200bp	40bp	160bp
Legal	38.5%	37.4%	110bp	20bp	90bp
Tax & Accounting	30.6%	27.3%	330bp	0bp	330bp
Corporate & Other (includes Reuters News)	n/a	n/a	n/a	n/a	n/a
Adjusted EBITDA margin	30.6%	27.9%	270bp	30bp	240bp

n/a – not applicable

Dividend

In February 2017, the Thomson Reuters board of directors approved a $0.02 per share annualized increase in the dividend to $1.38 per common share. A quarterly dividend of $0.345 per share is payable on December 15, 2017 to common shareholders of record as of November 16, 2017.

Thomson Reuters Reports Third-Quarter 2017 Results

Business Outlook 2017 (At Constant Currency)

Based on the results of the first nine months of the year, the company reaffirmed its full-year outlook, as communicated in August 2017:

•	Low single-digit revenue growth

•	Adjusted EBITDA margin to range between 29.3%—30.3%

•	Free cash flow to range between $0.9 billion and $1.2 billion, which reflects cash payments in 2017 relating to fourth-quarter 2016 severance charges, the $500 million pension plan contribution made in the first quarter of 2017 and the loss of free cash flow from the sale of the IP & Science business

•	Adjusted EPS target of $2.40—$2.45, which is now forecast to be at the top of this range.

The company’s 2017 outlook does not factor in the impact of acquisitions or divestitures that may occur during the year.

The information in this section is forward-looking and should be read in conjunction with the section below entitled “Special Note Regarding Forward-Looking Statements, Material Assumptions and Material Risks.”

Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets. Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years. Thomson Reuters shares are listed on the Toronto and New York Stock Exchanges (symbol: TRI). For more information, visit www.thomsonreuters.com.

NON-IFRS FINANCIAL MEASURES

Thomson Reuters prepares its financial statements in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB).

This news release includes certain non-IFRS financial measures, such as adjusted EBITDA and the related margin (other than at the business unit or segment level), free cash flow, adjusted EPS, and selected measures excluding the impact of foreign currency. Thomson Reuters uses these non-IFRS financial measures as supplemental indicators of its operating performance and financial position. These measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS. Non-IFRS financial measures are defined and reconciled to the most directly comparable IFRS measures in the appended tables. The term “organic” refers to Thomson Reuters’ existing businesses before the impact of acquisitions.

The company’s business outlook contains various non-IFRS financial measures. For outlook purposes only, the company is unable to reconcile these non-IFRS measures to the most comparable IFRS measures because it cannot predict, with reasonable certainty, the 2017 impact of changes in foreign exchange rates which impact (i) the translation of its results reported at average foreign currency rates for the year, (ii) fair value adjustments associated with foreign currency derivatives embedded in certain customer contracts, and (iii) other finance income or expense related to foreign exchange contracts and intercompany financing arrangements. Additionally, the company cannot reasonably predict the occurrence or amount of other operating gains and losses, which generally arise from business transactions that it does not anticipate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS, MATERIAL ASSUMPTIONS AND MATERIAL RISKS

Certain statements in this news release, including, but not limited to, statements in the “Business Outlook 2017 (At Constant Currency)” section, Mr. Smith’s comments and statements regarding corporate costs, are forward-looking. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. There is no assurance that the events described in any forward-looking statement will materialize. A business outlook is provided for the purpose of presenting information about current expectations for 2017. This information may not be appropriate for other purposes. You are cautioned not to place undue reliance on forward-looking statements which reflect expectations only as of the date of this news release. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

Thomson Reuters Reports Third-Quarter 2017 Results

The company’s 2017 business outlook is based on various external and internal assumptions. Economic and market assumptions include, but are not limited to, GDP growth in most of the countries where Thomson Reuters operates, a continued increase in demand for high quality information and workflow solutions and a continued need for trusted products and services that help customers navigate changing geopolitical, economic and regulatory environments. Internal financial and operational assumptions include, but are not limited to, the successful execution of sales initiatives, ongoing product release programs, our globalization strategy and other growth and efficiency initiatives.

Some of the material risk factors that could cause actual results or events to differ materially from those expressed in or implied by forward-looking statements in this news release include, but are not limited to, changes in the general economy; actions of competitors; failure to develop new products, services, applications and functionalities to meet customers’ needs, attract new customers and retain existing ones, or expand into new geographic markets and identify areas of higher growth; fraudulent or unpermitted data access or other cyber-security or privacy breaches; failures or disruptions of telecommunications, data centers, network systems or the Internet; increased accessibility to free or relatively inexpensive information sources; failure to meet the challenges involved in operating globally; failure to maintain a high renewal rate for recurring, subscription-based services; dependency on third parties for data, information and other services; changes to law and regulations; tax matters, including changes to tax laws, regulations and treaties; fluctuations in foreign currency exchange and interest rates; failure to adapt to organizational changes and effectively implement strategic initiatives; failure to attract, motivate and retain high quality management and key employees; failure to protect the brands and reputation of Thomson Reuters; inadequate protection of intellectual property rights; threat of legal actions and claims; failure to derive fully the anticipated benefits from existing or future acquisitions, joint ventures, investments or dispositions; risk of antitrust/competition-related claims or investigations; impairment of goodwill and other identifiable intangible assets; downgrading of credit ratings and adverse conditions in the credit markets; the effect of factors outside of the control of Thomson Reuters on funding obligations in respect of pension and post-retirement benefit arrangements; and actions or potential actions that could be taken by the company’s principal shareholder, The Woodbridge Company Limited. These and other factors are discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. Thomson Reuters annual and quarterly reports are also available in the “Investor Relations” section of www.thomsonreuters.com.

CONTACTS

MEDIA David Crundwell Senior Vice President, Corporate Affairs +1 416 649 9904 david.crundwell@tr.com	INVESTORS Frank J. Golden Senior Vice President, Investor Relations +1 646 223 5288 frank.golden@tr.com

Thomson Reuters will webcast a discussion of its third-quarter 2017 results today beginning at 8:30 a.m. Eastern Daylight Time (EDT). You can access the webcast by visiting the “Investor Relations” section of www.thomsonreuters.com. An archive of the webcast will be available following the presentation.

Thomson Reuters Reports Third-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Income Statement

(millions of U.S. dollars, except per share data)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
CONTINUING OPERATIONS
Revenues	$2,792	$2,744	$8,389	$8,306
Operating expenses	(1,996)	(1,964)	(5,997)	(6,064)
Depreciation	(73)	(78)	(222)	(239)
Amortization of computer software	(171)	(177)	(519)	(518)
Amortization of other identifiable intangible assets	(115)	(128)	(354)	(388)
Other operating gains (losses), net	30	(12)	13	(1)

Operating profit	467	385	1,310	1,096
Finance costs, net:
Net interest expense	(84)	(108)	(272)	(304)
Other finance costs	(58)	(3)	(176)	(28)

Income before tax and equity method investments	325	274	862	764
Share of post-tax earnings (losses) in equity method investments	2	2	(3)	2
Tax benefit (expense)	22	(8)	8	16

Earnings from continuing operations	349	268	867	782
(Loss) earnings from discontinued operations, net of tax	(1)	18	1	126

Net earnings	$348	$286	$868	$908

Earnings attributable to:
Common shareholders	330	273	819	872
Non-controlling interests	18	13	49	36
Earnings per share:
Basic earnings per share:
From continuing operations	$0.46	$0.34	$1.13	$0.99
From discontinued operations	—	0.03	—	0.17

Basic earnings per share	$0.46	$0.37	$1.13	$1.16

Diluted earnings per share:
From continuing operations	$0.46	$0.34	$1.13	$0.99
From discontinued operations	—	0.02	—	0.16

Diluted earnings per share	$0.46	$0.36	$1.13	$1.15

Basic weighted-average common shares	715,532,769	743,939,102	721,205,041	752,226,485

Diluted weighted-average common shares	716,900,125	745,772,211	722,527,597	753,916,599

Thomson Reuters Reports Third-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Financial Position

(millions of U.S. dollars)

(unaudited)

	September 30,	December 31,
	2017	2016
Assets
Cash and cash equivalents	$898	$2,368
Trade and other receivables	1,530	1,392
Other financial assets	106	188
Prepaid expenses and other current assets	724	686

Current assets	3,258	4,634

Computer hardware and other property, net	903	961
Computer software, net	1,411	1,394
Other identifiable intangible assets, net	5,429	5,655
Goodwill	15,019	14,485
Other financial assets	93	135
Other non-current assets	596	537
Deferred tax	56	51

Total assets	$26,765	$27,852

Liabilities and equity
Liabilities
Current indebtedness	$1,723	$1,111
Payables, accruals and provisions	2,219	2,448
Deferred revenue	935	901
Other financial liabilities	315	102

Current liabilities	5,192	4,562

Long-term indebtedness	5,383	6,278
Provisions and other non-current liabilities	1,680	2,258
Other financial liabilities	285	340
Deferred tax	987	1,158

Total liabilities	13,527	14,596

Equity
Capital	9,536	9,589
Retained earnings	6,920	7,477
Accumulated other comprehensive loss	(3,712)	(4,293)

Total shareholders’ equity	12,744	12,773
Non-controlling interests	494	483

Total equity	13,238	13,256

Total liabilities and equity	$26,765	$27,852

Thomson Reuters Reports Third-Quarter 2017 Results

Thomson Reuters Corporation

Consolidated Statement of Cash Flow

(millions of U.S. dollars)

(unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016
Cash provided by (used in):
Operating activities
Earnings from continuing operations	$349	$268	$867	$782
Adjustments for:
Depreciation	73	78	222	239
Amortization of computer software	171	177	519	518
Amortization of other identifiable intangible assets	115	128	354	388
Net gains on disposals of businesses and investments	(35)	(2)	(35)	(4)
Deferred tax	(121)	(46)	(194)	(130)
Other	164	129	601	354
Pension contribution	—	—	(500)	—
Changes in working capital and other items	97	37	(506)	(344)

Operating cash flows from continuing operations	813	769	1,328	1,803
Operating cash flows from discontinued operations	(5)	(11)	(54)	183

Net cash provided by operating activities	808	758	1,274	1,986

Investing activities
Acquisitions, net of cash acquired	(1)	—	(184)	(111)
Proceeds from disposals of businesses and investments	40	3	50	4
Capital expenditures, less proceeds from disposals	(256)	(213)	(710)	(658)
Other investing activities	(1)	3	14	23

Investing cash flows from continuing operations	(218)	(207)	(830)	(742)
Investing cash flows from discontinued operations	—	(13)	17	(38)

Net cash used in investing activities	(218)	(220)	(813)	(780)

Financing activities
Proceeds from debt	—	—	—	498
Repayments of debt	(550)	—	(1,100)	(503)
Net borrowings under short-term loan facilities	555	398	705	702
Repurchases of common shares	(230)	(542)	(808)	(1,232)
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid on common shares	(237)	(243)	(720)	(740)
Dividends paid to non-controlling interests	(19)	(15)	(50)	(44)
Other financing activities	14	9	30	22

Net cash used in financing activities	(468)	(394)	(1,945)	(1,299)

Increase (decrease) in cash and bank overdrafts	122	144	(1,484)	(93)
Translation adjustments	4	(2)	9	(3)
Cash and bank overdrafts at beginning of period	766	684	2,367	922

Cash and bank overdrafts at end of period	$892	$826	$892	$826

Cash and bank overdrafts at end of period comprised of:
Cash and cash equivalents	$898	$831	$898	$831
Bank overdrafts	(6)	(5)	(6)	(5)

	$892	$826	$892	$826

Thomson Reuters Reports Third-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Earnings from Continuing Operations to Adjusted EBITDA(1)

(millions of U.S. dollars, except for margins)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2017	2016	Change	2017	2016	Change
Earnings from continuing operations	$349	$268	30%	$867	$782	11%
Adjustments to remove:
Tax (benefit) expense	(22)	8		(8)	(16)
Other finance costs	58	3		176	28
Net interest expense	84	108		272	304
Amortization of other identifiable intangible assets	115	128		354	388
Amortization of computer software	171	177		519	518
Depreciation	73	78		222	239

EBITDA	$828	$770		$2,402	$2,243
Adjustments to remove:
Share of post-tax (earnings) losses in equity method investments	(2)	(2)		3	(2)
Other operating (gains) losses, net	(30)	12		(13)	1
Fair value adjustments	53	34		171	77

Adjusted EBITDA	$849	$814	4%	$2,563	$2,319	11%

Adjusted EBITDA margin (1)	30.4%	29.7%	70bp	30.6%	27.9%	270bp

Thomson Reuters Corporation

Reconciliation of Earnings Attributable to Common Shareholders to Adjusted Earnings(2)

(millions of U.S. dollars, except for share and per share data)

(unaudited)

	Three Months Ended			Nine Months Ended
	September 30,			September 30,
	2017	2016	Change	2017	2016	Change
Earnings attributable to common shareholders	$330	$273	21%	$819	$872	-6%
Adjustments to remove:
Fair value adjustments	53	34		171	77
Amortization of other identifiable intangible assets	115	128		354	388
Other operating (gains) losses, net	(30)	12		(13)	1
Other finance costs	58	3		176	28
Share of post-tax (earnings) losses in equity method investments	(2)	(2)		3	(2)
Tax on above items	(19)	(46)		(108)	(138)
Tax items impacting comparability	(5)	7		(3)	13
Loss (earnings) from discontinued operations, net of tax	1	(18)		(1)	(126)
Interim period effective tax rate normalization (3)	(13)	13		(15)	—
Dividends declared on preference shares	(1)	(1)		(2)	(2)

Adjusted earnings	$487	$403	21%	$1,381	$1,111	24%

Adjusted EPS	$0.68	$0.54	26%	$1.91	$1.47	30%

Foreign currency (4)			2%			1%
Constant currency (4)			24%			29%
Diluted weighted-average common shares (millions)	716.9	745.8		722.5	753.9

Refer to page 11 for footnotes.

Thomson Reuters Reports Third-Quarter 2017 Results

Thomson Reuters Corporation

Reconciliation of Net Cash Provided by Operating Activities to Free Cash Flow(5)

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Net cash provided by operating activities	$808	$758	$1,274	$1,986
Capital expenditures, less proceeds from disposals	(256)	(213)	(710)	(658)
Capital expenditures from discontinued operations	—	(13)	—	(38)
Other investing activities	(1)	3	14	23
Dividends paid on preference shares	(1)	(1)	(2)	(2)
Dividends paid to non-controlling interests	(19)	(15)	(50)	(44)

Free cash flow	$531	$519	$526	$1,267

Footnotes

(1)	Thomson Reuters defines adjusted EBITDA as earnings from continuing operations before tax expense or benefit, net interest expense, other finance costs or income, depreciation, amortization of software and other identifiable intangible assets, Thomson Reuters share of post-tax (earnings) losses in equity method investments, other operating gains and losses, certain asset impairment charges, fair value adjustments and corporate related items. Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of revenues. Thomson Reuters uses adjusted EBITDA because it provides a consistent basis to evaluate operating profitability and performance trends by excluding items that the Company does not consider to be controllable activities for this purpose. Adjusted EBITDA also represents a measure commonly reported and widely used by investors as a valuation metric. Additionally, this measure is used by Thomson Reuters and investors to assess a company’s ability to incur and service debt.
(2)	Adjusted earnings and adjusted EPS include dividends declared on preference shares but exclude the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain asset impairment charges, other finance costs or income, Thomson Reuters share of post-tax (earnings) losses in equity method investments, discontinued operations and other items affecting comparability. Thomson Reuters calculates the post-tax amount of each item excluded from adjusted earnings based on the specific tax rules and tax rates associated with the nature and jurisdiction of each item. Adjusted EPS is calculated using diluted weighted-average shares and does not represent actual earnings or loss per share attributable to shareholders. Thomson Reuters uses adjusted earnings and adjusted EPS as they provide a more comparable basis to analyze earnings and they are also measures commonly used by shareholders to measure the company’s performance.
(3)	Adjustment to reflect income taxes based on estimated full-year effective tax rate. Earnings or losses for interim periods under IFRS reflect income taxes based on the estimated effective tax rates of each of the jurisdictions in which Thomson Reuters operates. The non-IFRS adjustment reallocates estimated full-year income taxes between interim periods, but has no effect on full-year income taxes.
(4)	The changes in revenues, adjusted EBITDA and the related margins, and adjusted earnings per share before currency (at constant currency or excluding the effects of currency) are determined by converting the current and prior-year period’s local currency equivalent using the same exchange rates.
(5)	Free cash flow (includes free cash flow from continuing and discontinued operations) is net cash provided by (used in) operating activities, and other investing activities less capital expenditures, dividends paid on the company’s preference shares, and dividends paid to non-controlling interests. Thomson Reuters uses free cash flow as it helps assess the company’s ability, over the long term, to create value for its shareholders as it represents cash available to repay debt, pay common dividends and fund share repurchases and new acquisitions.

Supplemental

Thomson Reuters Corporation

Depreciation and Amortization of Computer Software by Business Segment

(millions of U.S. dollars)

(unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
Financial & Risk	$147	$147	$434	$435
Legal	60	64	183	187
Tax & Accounting	31	28	95	86
Corporate & Other (includes Reuters News)	6	16	29	49

Total depreciation and amortization of computer software	$244	$255	$741	$757